SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Statement of an increase in shareholding interest

São Paulo, June 18, 2015 – GOL Linhas Aéreas Inteligentes S.A. (“Company”) (BM&FBOVESPA: GOLL4 and NYSE: GOL), (S&P: B, Fitch: B-, Moody’s: B3), the largest low-cost and best-fare airline in Latin America, in compliance with Article 12, paragraph 1st, of CVM Rule 358 of January 3, 2002, as amended by CVM Rule 449 of March 16, 2007, hereby announces, to its shareholders and to the public, that it has received from Macquarie Group Limited, (“Delaware Management Business Trust”), on  June 18, 2015, the letter transcribed below, which informs the Company an increase to its shareholding position:

 “Macquarie Group Limited, an entity duly incorporated under the laws of Australia, headquartered at Level 6, 50 Martin Place, Sydney NSW 2000, Australia, on behalf of its affiliate Delaware Management Business Trust, an investment manager with clients outside of Brazil (“DMBT”), in compliance with Article 12 of the CVM Instruction No. 358, dated January 3, 2002, as amended, hereby informs that the portfolios of clients under the DMBT’s management have acquired, through certain transactions on stock exchanges, directly or through American Depositary Receipts – ADRs, certain preferred shares issued by GOL LINHAS AÉREAS INTELIGENTES S.A. (“Company”), thus holding, currently, 9,482,198 (nine million, four hundred and eighty two thousand, one hundred and ninety eight) preferred shares, representing 6.80% of all preferred shares issued by the Company.

This is a minority investment that does not involve a change in the composition of corporate control or a change in the management structure of the Company. Currently, DMBT does not intend to purchase any additional shares of the Company’s preferred stock for its clients’ accounts with the intent to acquire control or to change the management structure of the Company. Neither DMBT nor any of its affiliates hold any interest in the Company for their own accounts. There are no convertible debentures already held, directly or indirectly, by DMBT or any of its affiliates, nor any agreement or contract regulating voting rights or the purchase and sale of securities issued by the Company, to which DMBT or any of its affiliates is a party.”

1	GOL Linhas Aéreas Inteligentes S.A

Statement of an increase in shareholding interest

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (BMF&BOVESPA: GOLL4 and NYSE: GOL), the largest low-cost and best-fare airline in Latin America, offers around 910 daily flights to 72 destinations, 16 international, in South America, the Caribbean and the United States, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 700 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

2	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 18, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.